SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.  3)*

Aspen Aerogels, Inc.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

04523Y105
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

⊠ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Telemark Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)⊠
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,970,000 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
See Row 6 above

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.98%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA;OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Telemark Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)⊠
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,970,000 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
See Row 6 above

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.98%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Colin McNay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)⊠
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,970,000 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
See Row 6 above

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.98%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a).	Name of Issuer: Aspen Aerogels, Inc.

Aspen Aerogels, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

30 Forbes Road, Building B
Northborough, MA  01532

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by Telemark Asset Management, LLC, Telemark Fund, LP and Colin McNay (collectively, the “Reporting Persons”) with respect to shares of Common Stock of Aspen Aerogels, Inc. Telemark Asset Management, LLC is the investment adviser of Telemark Fund, LP.  Colin McNay is the President and sole owner of Telemark Asset Management, LLC.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement other than the securities actually owned by such person (if any).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal office of each Reporting Person is:

One International Place, Suite 4620
BOSTON MA 02110

Item 2(c).	Citizenship:

Telemark Asset Management, LLC is a Delaware limited liability company and Telemark Fund, LP is a Delaware limited partnership.  Colin McNay is a U.S. citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

04523Y105

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)
☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned:

Each Reporting Person may be deemed to beneficially own 1,970,000 shares.

(b)	Percent of class:

Each Reporting Person may be deemed to beneficially own what constitutes approximately 2.98% of the shares outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,970,000 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,970,000 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the signatory’s knowledge and belief, the signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: January [   ], 2023

TELEMARK ASSET MANAGEMENT, LLC

By:	/s/ Brian C. Miley
Name: Brian C. Miley
Title: Chief Financial Officer

TELEMARK FUND, LP

By: Telemark Asset Management, LLC, investment adviser

By:	/s/ Brian C. Miley
Name: Brian C. Miley
Title: Chief Financial Officer

By:	/s/ Colin McNay
Name: Colin McNay
Title: President and sole owner of Telemark Asset Management, LLC

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement